UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

GCP APPLIED TECHNOLOGIES INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36164Y101

(CUSIP Number)

David J. Millstone David S. Winter Standard Industries Inc. 1 Campus Drive Parsippany, New Jersey 07054 (973) 628-3000	David J. Millstone David S. Winter 40 North Management LLC 9 West 57th Street, 30th Floor New York, New York 10019 (212) 821-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

Robert W. Downes, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

October 9, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons 40 NORTH MANAGEMENT LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,113,804
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,113,804
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,113,804
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%
14.	Type of Reporting Person (See Instructions) IA

1.	Names of Reporting Persons 40 NORTH GP III LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,113,804
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,113,804
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,113,804
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons 40 NORTH LATITUDE MASTER FUND LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,113,804
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,113,804
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,113,804
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons 40 NORTH LATITUDE FUND LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,113,804
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,113,804
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,113,804
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons 40 NORTH LATITUDE SPV-D LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,727,519
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,727,519
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,727,519
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons DALBERGIA INVESTMENTS LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,988,278
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,988,278
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,988,278
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons STANDARD INDUSTRIES INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,988,278
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,988,278
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,988,278
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons STANDARD INDUSTRIES HOLDINGS INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,988,278
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,988,278
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,988,278
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons G-I Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,988,278
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,988,278
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,988,278
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons G Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,988,278
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,988,278
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,988,278
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons G Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,988,278
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,988,278
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,988,278
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons DAVID S. WINTER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,102,082
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,102,082
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,102,082
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.0%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons DAVID J. MILLSTONE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,102,082
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,102,082
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,102,082
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.0%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Ronnie F. Heyman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,988,278
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,988,278
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,988,278
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%
14.	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 supplements the information set forth in the Schedule 13D filed by 40 North Management LLC, a Delaware limited liability company, 40 North Latitude Fund LP, a Delaware limited partnership, 40 North GP III LLC, a Delaware limited liability company, 40 North Latitude Master Fund Ltd., a Cayman Islands exempted company incorporated with limited liability, 40 North Latitude SPV-D LLC, a Delaware limited liability company, Dalbergia Investments LLC, a Delaware limited liability company, Standard Industries Inc., a Delaware corporation, Standard Industries Holdings Inc., a Delaware corporation, G-I Holdings Inc., a Delaware corporation, G Holdings LLC, a Delaware limited liability company, G Holdings Inc., a Delaware corporation, David S. Winter, an American citizen, David J. Millstone, an American citizen, and Ronnie F. Heyman, an American citizen, with the United States Securities and Exchange Commission (the “SEC”) on March 13, 2017, as heretofore amended (the “Schedule 13D”), relating to Common Stock, par value $0.01 per share (the “Shares”), of GCP Applied Technologies Inc., a Delaware corporation, (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 2.	Identity and Background.

This statement on Schedule 13D is filed on behalf of 40 North Management LLC, a Delaware limited liability company (“40 North Management”), 40 North Latitude Fund LP, a Delaware limited partnership (“40 North Latitude Feeder”), 40 North GP III LLC, a Delaware limited liability company (“40 North GP III”), 40 North Latitude Master Fund Ltd., a Cayman Islands exempted company incorporated with limited liability (“40 North Latitude Master”), 40 North Latitude SPV-D LLC, a Delaware limited liability company (“40 North Latitude SPV”), Dalbergia Investments LLC, a Delaware limited liability company (“Dalbergia”), Standard Industries Inc., a Delaware corporation (“Standard Industries”), Standard Industries Holdings Inc., a Delaware corporation (“Standard Holdings”), G-I Holdings Inc., a Delaware corporation (“G-I Holdings”), G Holdings LLC, a Delaware limited liability company (“G Holdings LLC”), G Holdings Inc., a Delaware corporation (“G Holdings Inc.”), David S. Winter, an American citizen, David J. Millstone, an American citizen, and Ronnie F. Heyman, an American citizen (all of the foregoing, collectively, the “Reporting Persons”).

This statement relates to Shares held by (i) 40 North Latitude SPV, a wholly owned subsidiary of 40 North Latitude Master, the “master” fund in a “master-feeder” structure in which 40 North Latitude Feeder is a “feeder” fund, (ii) 40 North Latitude Master and (iii) Dalbergia.

The principal business of each of 40 North Latitude Feeder, 40 North Latitude Master, 40 North Latitude SPV and Dalbergia is the making of investments in securities and other assets.  The principal business of 40 North GP III is to serve as general partner of 40 North Latitude Feeder. 40 North Management serves as principal investment manager to 40 North Latitude Feeder and 40 North Latitude Master. As such, 40 North Management has been granted investment discretion over portfolio investments, including the Shares held by 40 North Latitude SPV and 40 North Latitude Master. Standard Industries, the sole owner of Dalbergia, is a global diversified holding company whose businesses are engaged in the manufacture and sale of commercial and residential roofing and waterproofing products, insulation products, aggregates, and other specialty construction products. Standard Holdings, G-I Holdings, G Holdings LLC and G Holdings Inc. are direct or indirect parent companies of Standard Industries. David S. Winter and David J. Millstone serve as: the sole members and principals of each of 40 North Management and 40 North GP III; as the principals of 40 North Latitude SPV; as the sole directors of 40 North Latitude Master; as Co-Executive Chairmen, Chief Executive Officers and Presidents of Dalbergia; as directors, Co-Executive Chairmen, and Chief Executive Officers of Standard Industries; as the sole directors, Co-Executive Chairmen, Chief Executive Officers and Presidents of each of Standard Holdings and G-I Holdings; and as Co-Executive Vice Chairmen of each of G Holdings LLC and G Holdings Inc. Ronnie F. Heyman is the Chairman, Chief Executive Officer, and President of each of G Holdings LLC and G Holdings Inc. and the sole member of the Board of Directors of G Holdings Inc. The principal business address of Dalbergia, Standard Industries, G-I Holdings, G Holdings LLC and G Holdings Inc. is 1 Campus Drive, Parsippany, New Jersey 07054. The principal business address of Standard Holdings is 1011 Centre Road, Suite 315, Wilmington, Delaware 19805. The principal business address of all of the other Reporting Persons is 9 West 57th Street, 30th Floor, New York, New York 10019. A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

On February 3, 2016, 3,360,428 of the Shares reported herein were acquired by 40 North Latitude Master, 40 North Latitude SPV, and Dalbergia in connection with a one-for-one spinoff of the Issuer from W.R. Grace & Co. Of such Shares, 60,017 Shares were acquired by 40 North Latitude Master, 2,423,580 Shares were acquired by 40 North Latitude SPV, and 876,831 Shares were acquired by Dalbergia.

62,000 of the Shares reported herein were purchased by Dalbergia as a result of the exercise of certain put-call combination contracts with respect to the Shares. 4,049,447 of the Shares reported herein were purchased by Dalbergia using its working capital, 2,682,108 of the Shares reported herein were purchased by 40 North Latitude Master using its working capital (including 355,840 Shares purchased by 40 North Latitude Master and transferred to Dalbergia for cash), and 303,939 of the Shares reported herein were purchased by 40 North Latitude SPV using its working capital and on margin.

The total purchase price for the Shares reported herein was $258,826,213.  The margin transactions are with 40 North Latitude SPV’s usual brokers, on such brokers’ usual terms and conditions. All or part of the Shares owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)  40 North Latitude SPV may be deemed the beneficial owner of 2,727,519 of the Shares reported herein, which represent approximately 3.8% of the Issuer’s outstanding Shares. Each of 40 North Management, 40 North Latitude Master, 40 North Latitude Feeder and 40 North GP III may be deemed the beneficial owner of 5,113,804 of the Shares reported herein, which represent approximately 7.1% of the Issuer’s outstanding Shares. Each of Dalbergia, Standard Industries, Standard Holdings, G-I Holdings, G Holdings LLC, G Holdings Inc. and Ms. Heyman may be deemed the beneficial owner of 4,988,278 of the Shares reported herein, which represent approximately 6.9% of the Issuer’s outstanding Shares. Each of Messrs. Winter and Millstone may be deemed to be the beneficial owner of all of the 10,102,082 Shares reported herein, which represent approximately 14.0% of the Issuer’s outstanding Shares.

All of the Reporting Persons may be deemed to have shared power to vote and shared power to dispose of such Shares as they may be deemed to have beneficial ownership of.

The percentages in the immediately foregoing paragraphs are calculated based on a total of 72,157,729 Shares outstanding as of July 31, 2018 (based on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2018).

(c) Except as set forth on Exhibit 2 attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) In addition to the Reporting Persons, the limited partners of (or investors in) 40 North Latitude Feeder or its subsidiaries or affiliated entities and the shareholders of G Holdings Inc. have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective limited partnership interests (or investment percentages) or shareholdings.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1 – Agreement by and among 40 North Management LLC, 40 North GP III LLC, 40 North Latitude Fund LP, 40 North Latitude Master Fund Ltd., 40 North Latitude SPV-D LLC, Dalbergia Investments LLC, Standard Industries Inc., Standard Industries Holdings Inc., G-I Holdings Inc., G Holdings LLC, G Holdings Inc., David S. Winter, David J. Millstone and Ronnie F. Heyman, to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

Exhibit 2 – Transactions in the Shares effected in the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 10, 2018	40 NORTH MANAGEMENT LLC

By:
/s/ David S. Winter
David S. Winter
Principal

By:
/s/ David J. Millstone
David J. Millstone
Principal

Date: October 10, 2018	40 NORTH LATITUDE FUND LP

By 40 North GP III LLC, its General Partner

By:
/s/ David S. Winter
David S. Winter
Principal

By:
/s/ David J. Millstone
David J. Millstone
Principal

Date: October 10, 2018	40 NORTH LATITUDE MASTER FUND LTD.

By:
/s/ David S. Winter
David S. Winter
Director

By:
/s/ David J. Millstone
David J. Millstone
Director

Date: October 10, 2018	40 NORTH LATITUDE SPV-D LLC

By:
/s/ David S. Winter
David S. Winter
Principal

By:
/s/ David J. Millstone
David J. Millstone
Principal

Date: October 10, 2018	40 NORTH GP III LLC

By:
/s/ David S. Winter
David S. Winter
Principal

By:
/s/ David J. Millstone
David J. Millstone
Principal

Date: October 10, 2018	DALBERGIA INVESTMENTS LLC

By:
/s/ John Rebele
John Rebele
Executive Vice President and Chief Financial Officer

Date: October 10, 2018	STANDARD INDUSTRIES INC.

By:
/s/ John Rebele
John Rebele
Executive Vice President and Chief Financial Officer

Date: October 10, 2018	Standard Industries Holdings Inc.

By:
/s/ John Rebele
John Rebele
Executive Vice President and Chief Financial Officer

Date: October 10, 2018	G-I Holdings Inc.

By:
/s/ John Rebele
John Rebele
Executive Vice President and Chief Financial Officer

Date: October 10, 2018	G Holdings LLC

By:
/s/ John Rebele
John Rebele
Executive Vice President and Chief Financial Officer

Date: October 10, 2018	G Holdings Inc.

By:
/s/ John Rebele
John Rebele
Executive Vice President and Chief Financial Officer

Date: October 10, 2018	DAVID S. WINTER

By:
/s/ David S. Winter

Date: October 10, 2018	DAVID J. MILLSTONE

By:
/s/ David J. Millstone

Date: October 10, 2018	Ronnie F. Heyman

By:
/s/ Ronnie F. Heyman

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